

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

Parker Bridgeport, Esq.
Thompson Hine LLP
41 S. High Street, 17th floor
Columbus, Ohio 43215

Re: The Eudora Funds (the "Fund")
        File Numbers 811-22729 & 333-183018

Dear Mr. Bridgeport:

On August 2, 2012, the Fund filed a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). The registration statement omits certain information, including fees and exhibits. We will review the Fund's financial statements, fees, expense table and other information submitted in pre-effective amendments and may have additional comments regarding that information.

Our comments regarding the filing are set forth below.

Prospectus

Fee Table

Footnote 3 to the fee table discloses that the contractual waiver to keep Fund expenses at 1.60% of net assets excludes "indirect expenses." Please disclose here, or in the section of the prospectus that further explains the fee waiver agreement, what the "indirect expenses" are.

Principal Investment Strategies

The summary discloses that the Fund primarily will invest in options. Please disclose specifically why and when the Fund will invest in options, and how they will be used. Will the Fund purchase options on common stock? Will it sell options, and if so, only for hedging purposes?

The summary also discloses that the Fund will purchase and sell certain derivatives for hedging. With respect to the other derivatives, disclose the creditworthiness standards the Fund will employ when selecting counterparties. Does the Fund have a policy limiting the amount of assets that it may invest in derivatives? Will the Fund only write call options on securities it owns? In this regard, see The Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Please define "fixed income securities" and disclose the principal fixed income securities in which the Fund will invest. For example, the prospectus discloses that the Fund will invest in lower quality debt commonly known as "junk" bonds. May the Fund invest in lower quality debt that is not current on payment of interest, or zero coupon debt?

The investment objective of the Fund is long-term capital appreciation. Please disclose how the Fund will obtain long-term capital appreciation by investing in debt. Will this strategy affect the Fund's portfolio turnover?

The summary discloses that the Fund will invest principally in ETFs. Will the Fund purchase ETFs that track an index, or actively managed ETFs?

The summary discloses that the Fund may invest without restrictions as to capitalization, country, credit quality or maturity. Please disclose the estimated duration or dollar-weighted average portfolio maturity of the fixed income portion of the Fund's portfolio under normal market conditions. Does the Fund propose to invest more than 25 percent of its assets in any foreign country? May the Fund invest in emerging market securities?

Principal Risks

The Fund has a principal strategy to sell ETFs short, yet there is no principal risk associated with that principal strategy. Please revise the prospectus accordingly.

The summary discloses that "[i]nverse ETFs limit the Fund's participation in market gains." Is that the only principal risk of investing in inverse ETFs? Will the Fund actively trade inverse ETFs? How much will the Fund invest in inverse ETFs? If significant, add enhanced disclosure about the special risks of inverse ETFs, i.e., the risk of the Fund not performing as expected for periods of greater than one day and the possibility of an adverse or opposite market movement in extremely volatile markets.

The summary discloses, under the heading "Option Risk," that written call options "expose the Fund to significant potential liability and may have imperfect correlation to the value of the hedged asset." Please revise the disclosure and make the risk of loss more understandable to investors. If the Fund may write options on securities it does not own, please disclose the potential unlimited risk of loss to the Fund. Also disclose that, when the Fund writes a call option covered by a security it holds, the Fund gives up potential capital appreciation in exchange for current income. Please disclose how writing options furthers the Fund's investment objective of capital appreciation.

MANAGEMENT
Investment Adviser

Please disclose that the Adviser has no experience managing a registered investment company.

Prior Performance Information

This section of the prospectus discloses the performance of the adviser managing private accounts that follow the same investment strategy of the Fund. Please revise the caption to clarify that the performance information related only to separate accounts and does not represent the performance of the Fund.

The prospectus discloses that Mr. Cohen "has" full discretionary authority over the selection of investments for those accounts. Please revise the disclosure to clarify that Mr. Cohen had full discretionary authority over the accounts for the entire period for which performance is depicted.

Disclosure in the third paragraph indicates that account performance in the table has been adjusted to reflect Fund fees and expenses. Please disclose that the Fund's expense ratio is higher than the actual account fees and expenses. The prospectus also discloses that performance information takes into account the expense limitation agreement between the Fund and the Adviser. Please disclose the performance information of the accounts using the gross expense ratio of the Fund.

Please disclose the methodology used to calculate the performance. The prospectus discloses that an accounting firm assisted the Adviser in calculating the performance information. Please delete the word "accounting," or identify the accounting firm and include consent from the accounting firm.

HOW TO PURCHASE SHARES

Revise the fourth paragraph to indicate that the Fund has appointed an anti-money laundering compliance officer.

Statement of Additional Information

Additional Information about the Fund's Investments and Risks

The SAI discloses additional information about principal strategies together with information concerning non-principal strategies. Please clarify the disclosure in the SAI and distinguish principal strategies from non-principal strategies.

Repurchase Agreements

Please disclose that repurchase agreements are in effect loans by the Fund. Please disclose why, and the limits on the amount of assets it may, lend through repurchase agreements.

Investment Restrictions

Please disclose how the Fund will classify companies and privately-issued mortgage backed securities for purposes of the concentration policy.

The SAI includes a non-fundamental policy of the Fund not to invest more than 15 percent of its net assets in illiquid securities. Please disclose how the Fund will take corrective action if the amount of illiquid assets exceeds 15 percent of net assets.

Please disclose the limit on the amount of assets the Fund may pledge in connection with a borrowing.

MANAGEMENT OF THE FUND
Compensation

Add the interested/dis-interested person designation to the caption in each table or listing of trustees.

DISCLOSURE OF PORTFOLIO HOLDINGS

Please describe the Fund's on-going arrangements, if any, to disclose non-public portfolio holding information, including the identity of the persons who receive information. *See* Item 16(f)(2) of Form N-1A.

Part C – Signature Page

The signature page of the filing must contain the signatures required by Section 6 of the Securities Act.

*   *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,



Larry L. Greene
Senior Counsel

Tuesday, August 28, 2012